FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 6, 2002

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 6, 2002                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


4 December 2002             Abacus  (GW)  Trustees  Limited,  as trustee of The
                            GlaxoSmithKline   Employee   Trust,   formerly  The
                            Glaxo Wellcome Employee Trust, ("the GSK Trust"), converted 914,738 Ordinary Shares in the Company into 457,369 American Depository Shares (ADSs) which were subsequently sold at US$37.25 per ADS.

5 December 2002             Abacus  (GW)  Trustees  Limited,  as trustee of the
                            GSK Trust, sold 840 Ordinary Shares in the Company at a price of(pound)11.8535 per Ordinary Share.

5 December 2002             Abacus  (GW)  Trustees  Limited,  as trustee of the
                            GSK  Trust,  sold  3,318  Ordinary  Shares  in  the
                            Company at a price of(pound)11.9525 per Ordinary
                            Share.

5 December 2002             Abacus  (GW)  Trustees  Limited,  as trustee of the
                            GSK Trust, transferred 14,695 Ordinary Shares in the Company to participants of the Glaxo Wellcome
                            1999 Long Term Incentive Plan.

4 December 2002             Abacus  Corporate  Trustee  Limited,  as trustee of
                            The   GlaxoSmithKline   (US)  Trust  ("the  GSK  US
                            Trust"), purchased 457,369 ADSs in the Company at a price of US$37.25 per ADS.

The Company was advised of these transactions on 6 December 2002.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and John Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

The GSK US Trust is a grantor trust of which all employees or former employees of SmithKline Beecham Corporation and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J-P Garnier is therefore interested in the shares held in the GSK US Trust from time to time in the same way as other employees or former employees of SmithKline Beecham Corporation and its subsidiaries.

S M Bicknell
Company Secretary

6 December 2002